

<u>Corrected Letter</u>

June 14, 2013

<u>Via E-mail</u>
Valerie Kendall
Chief Financial Officer
Jacksonville Bancorp, Inc.
100 North Laura Street, Suite 1000
Jacksonville, Florida 32202

> **Re:** **Jacksonville Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 4, 2013**
> **File No. 333-188146**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 26, 2013**
> **File No. 000-30248**

Dear Ms. Kendall:

We have reviewed your amended registration statement and response letter dated June 4, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>General</u>

1. Please include information with respect to the last reported sale price and the subscription ratio in a pre-effective amendment to the registration statement. Please also file the Form of Agency Agreement.

2. We note that you have added an underwriter that will act on a best efforts basis to sell the unsubscribed shares in a public offering. Please provide your analysis as to how the public

offering can be included on the same registration statement as the rights offering pursuant to Rule 415. In particular, it appears as if the start of the best efforts offering will not commence promptly upon the effectiveness of the registration statement and represents a separate offering from the rights offering.

Prospectus Cover Page

3. Revise the cover page to clearly disclose, if true, that there will not be any minimum offering amount required in order to close the underwritten portion of the offering. Please refer to Rule 10b-9.

The Rights Offering

Escrow Arrangements; Return of Funds, page 28

4. You state that for both the rights offering and for the "best efforts" underwritten offering, the escrow agent will release or return funds when the "rights offering is completed or cancelled." Revise your disclosure to clarify, if true, that the only offering requirements that must be met is that the board determines to complete each offering and accept subscriptions. Make similar changes to your disclosure on page 30.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Strategy, page 39

5. We note your response to comment 11 from our letter dated May 22, 2013. Please address the following:

- We note that you plan to enhance your disclosures in future filings to clarify your new overall strategy to accelerate the disposition of substandard assets on an individual basis. Please provide us with your proposed disclosures in all instances where you have indicated they will be provided.
- You state that the final purchase price was determined based upon a three-tiered pricing hierarchy which was applied on a loan-by-loan basis based upon various qualitative factors you provide in your response. It appears that these qualitative factors represent substantial discounts (33% - 62%) from the principal balance and recorded investment. Tell us whether any similar adjustments were made to the remainder of your substandard assets and explain in detail the reasons for and an understanding of these adjustments.
- Please clarify whether all of your substandard loans received updated appraisal valuations or just the loans sold to the real estate investment firm as part of the asset purchase agreement. If not, please tell us what adjustments, if any, were made to the remainder of

your substandard and/or impaired loans along with the corresponding reason(s) to allow for a complete understanding.

- Please compare and contrast the underlying reasons for the differences between the discounts applied to the loans sold to the real estate investment firm as part of the asset purchase agreement (33% - 62%) and the weighted average discount rates (9% as of December 31, 2012) applied to substandard loans.

- We note that of the $13.3 million in total charge-offs recorded as a result of the loan sale, only $4.5 million was included in the historical loss component with the remainder ($8.8 million) excluded. Please tell us in further detail how you determined the amounts to include and exclude from your determination of the allowance for loan losses as of December 31, 2012.

You may contact John Spitz at (202) 551-3484 or Benjamin Phippen at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc. Via E-mail
Halcyon Skinner
McGuireWoods LLP